EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business with our financial services operations on a pre-tax equity basis. Our manufacturing operations, for this purpose, include our Truck segment, Engine segment, Parts segment, and Corporate items. The manufacturing operations financial information represents non-GAAP financial measures. The reconciling differences between these non-GAAP financial measures and our GAAP condensed consolidated financial statements in Item 1 are our financial services operations, which are included on a pre-tax equity basis. Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations (“intercompany debt”). In the condensed statements of assets, liabilities and stockholders’ deficit, the Intercompany debt is reflected as accounts payable. The change in the intercompany debt is reflected in the net cash provided by operating activities in the condensed statements of cash activities.

Our previously issued condensed statements of operations, condensed statements of assets, liabilities, redeemable equity securities and stockholders’ deficit, and condensed statements of cash activities as of and for the three and six months ended April 30, 2008 have been restated to correct errors related to inventories, accounts payable and costs of products sold in our Truck segment. The errors primarily resulted from not appropriately accounting for material price variances, freight variances, and excess and obsolete inventory reserves. In addition, there were errors related to cut off of inventory receipts.

We revised our previously reported condensed statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit as of April 30, 2008 and October 31, 2007 to give effects to recording stock options as redeemable equity securities, which have been classified as mezzanine equity. The redeemable equity securities were previously included in Stockholders’ deficit. In June 2007 we amended the terms of then-outstanding stock option awards to allow for cash settlement in the event of a change in control and when certain other conditions exist. In accordance with EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, the amended stock options’ intrinsic values should have been re-measured at the modification date and should have been recorded as Redeemable equity securities, which are classified as mezzanine equity on the consolidated statements of assets, liabilities, redeemable equity securities, and stockholders’ deficit. To record the amount reported as mezzanine equity, we initially recorded a corresponding reduction of Stockholders’ deficit in the amount of $139 million with subsequent adjustments as options vest, expire or are subsequently modified. The corrections had no effect on our previously reported condensed statements of operations and condensed statements of cash activities and are not considered material to any previously reported consolidated financial statements.

We have revised our previously reported condensed statements of cash activities for the three and six months ended April 30, 2007 to reflect the correction of errors identified in those consolidated statements. The errors were primarily related to the incorrect allocation of the effect of exchange rates on cash and cash equivalents where amounts previously reported in the Effect of exchange rates on cash and cash equivalents are now reported in Other, net in Net cash provided by (used in) operating activities and reclassifications from Net cash provided by operating activities to Net cash used in investing activities. The corrections had no effect on our previously reported condensed statements of assets, liabilities and stockholders’ deficit or condensed statements of revenues and expenses, and are not considered material to any previously reported condensed statements of cash activities.

E-5

Condensed Statements of Revenues and Expenses

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

		Three Months Ended April 30,		Six Months Ended April 30,
		2008	2007	2008	2007
		(Restated)		(Restated)
	(in millions)
	Sales of manufactured products, net	$3,853	$2,900	$6,713	$5,950

	Costs of products sold	3,200	2,472	5,663	5,077
	Selling, general and administrative expenses	326	319	619	593
	Engineering and product development costs	99	95	181	198
	Other (income) expenses, net	38	61	89	160

	Total costs and expenses	3,663	2,947	6,552	6,028

Income (loss) before income taxes	— Manufacturing operations	190	(47)	161	(78)
	— Financial services operations	19	28	(6)	84

	Income (loss) before income taxes	209	(19)	155	6
	Income tax benefit (expense)	2	(6)	(9)	(19)

	Net income (loss)	$211	$(25)	$146	$(13)

Condensed Statements of Assets, Liabilities, Redeemable Equity Securities and Stockholders’ Deficit

Navistar International Corporation (with financial service operations on a pre-tax equity basis)

	As of
	April 30, 2008	October 31, 2007
(in millions)	(Restated and Revised)	(Revised)
Cash and cash equivalents	$591	$716
Marketable securities	38	6
Accounts receivables	1,132	788
Inventories	1,412	1,380
Investments in and advances to financial services affiliates	368	397
Investments in and advances to non-consolidated affiliates	175	154
Property and equipment, net	1,884	1,980
Goodwill and intangible assets, net	632	639
Other assets	307	325
Deferred taxes, net	110	123

Total assets	$6,649	$6,508

Accounts payable	$2,249	$1,888
Postretirement benefits liabilities	1,218	1,310
Debt—manufacturing operations	1,913	2,028
Other liabilities	1,847	2,016
Redeemable equity securities	138	140
Stockholders’ deficit	(716)	(874)

Total liabilities, redeemable equity securities and stockholders’ deficit	$6,649	$6,508

E-6

Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	Six Months Ended April 30,
	2008	2007
	(Restated and Revised)	(Revised)
(in millions)
Cash flow from operating activities:
Net income (loss)	$146	$(13)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	158	155
Depreciation of equipment held for or under lease	20	17
Deferred taxes	3	25
Equity in loss (income) of financial services operations	6	(84)
Equity in income of non-consolidated affiliates	(45)	(40)
Dividends from financial services operations	25	175
Dividends from non-consolidated affiliates	29	52
Other, net	(262)	(568)

Net cash provided by (used in) operating activities	80	(281)

Cash flow from investing activities:
Purchases of marketable securities	(42)	(148)
Sales or maturities of marketable securities	11	264
Net change in restricted cash and cash equivalents	5	8
Capital expenditures	(100)	(137)
Purchase of equipment held for or under lease	—	—
Acquisitions, net of cash acquired	—	(7)
Other investment activities	17	(8)

Net cash used in investing activities	(109)	(28)

Net cash used in financing activities	(93)	(205)
Effect of exchange rate changes on cash and cash equivalents	(3)	—

Decrease in cash and cash equivalents	(125)	(514)
Cash and cash equivalents at beginning of the period	716	1,078

Cash and cash equivalents at end of the period	$591	$564

E-7